UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange

Act of 1934

For the month of January 2025

Commission File Number: 001-41745

ODDITY Tech Ltd.

(Translation of registrant’s name into English)

8 HaHarash Street,

Tel Aviv-Jaffa, 6761304, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

On January 30, 2025, ODDITY Tech Ltd. (the “Company”) entered into agreements with a syndicate of banks to secure credit facilities for a total of $200 million (collectively, the “Facility Agreements”). These replace the Company’s previous $100 million credit facility and increase its financial flexibility to fund growth initiatives, acquisitions, share buybacks, and other general corporate needs.

ODDITY remains in a strong financial position with over $165 million of cash, cash equivalents, and investments on its balance sheet as of December 31, 2024,1  and zero funds drawn on the new $200 million Facility Agreements.

Borrowings under the Facility Agreements will accrue interest at a percentage rate per annum equal to SOFR + 3.1% for borrowings of up to $130,000,000; SOFR + 2.6% for fixed revolving loans provided for a period shorter than a year; and Prime + 0.1% for on-call borrowings made in NIS. An additional commitment fee of 0.29% will apply to any unused credit. The obligations of the Company under the Facility Agreements benefit from a negative pledge by the Company and are guaranteed by certain of the Company’s subsidiaries.

The Facility Agreements contain customary affirmative and negative covenants, as well as certain financial covenants, including that the Company’s shareholder equity ratio (generally calculated by dividing total shareholders’ equity by total assets) shall not fall, at any given time, below 20% and that the net debt-to-EBITDA ratio of the Company does not exceed 3x of EBITDA; they are governed by Israeli law.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-274796) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

1 Figure includes cash and cash equivalents, restricted cash, short-term deposits, and marketable securities; it is based on unaudited management accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ODDITY TECH LTD.

		By:	/s/ Lindsay Drucker Mann
			Name:	Lindsay Drucker Mann
			Title:	Global Chief Financial Officer

Date:	January 31, 2025